FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July 2005


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Holding(s) in Company
Blockling Interim Review

Holding in Company

Cambridge, UK and Cambridge, Massachusetts - 13 July 2005 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.

On 12 July 2005, Acambis received notification that, as of the close of business on 7 July 2005, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 4,304,347 ordinary shares of 10p each, representing a 4.01% holding of Acambis' issued share capital.

Of these 4,304,347 shares:

a) the interest in 222,405 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc, acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");

b) the interest in 1,163,350 shares arose from an interest held by a direct subsidiary of GS&Co, acting as custodian of 581,675 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;

c) the interest in 47,630 shares arose from the interest held by GS&Co. a direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of GSSN; and

d) the interest in 2,870,962 shares arose from a beneficial interest held by Goldman Sachs International a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.

                                     -ends-

Enquiries:

Acambis plc

Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel: +44 (0) 1223 275 300

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine and manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 47 US States since 1999.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and 2003 Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company
Acambis plc

2. Name of scheme
Acambis 1996 Approved Share Option Scheme

3. Period of return: From 01 January 2005 to 30 June 2005

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
376,879

5. Number of shares issued/allotted under scheme during period:
6,810

6. Balance under scheme not yet issued/allotted at end of period:
370,069

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,330,642


1. Name of company
Acambis plc

2. Name of scheme
Acambis 1995 Savings-Related Share Option Scheme

3. Period of return: From 01 January 2005 to 30 June 2005

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
90,391

5. Number of shares issued/allotted under scheme during period:
5,701

6. Balance under scheme not yet issued/allotted at end of period:
84,690

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,330,642


1. Name of company
Acambis plc

2. Name of scheme
Acambis 1999 Share Option Plan

3. Period of return: From 01 January 2005 to 30 June 2005

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
638,085

5. Number of shares issued/allotted under scheme during period:
100,012

6. Balance under scheme not yet issued/allotted at end of period:
538,073

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,330,642


1. Name of company
Acambis plc

2. Name of scheme
OraVax 1990 Stock Incentive Plan

3. Period of return: From 01 January 2005 to 30 June 2005

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
143,706

5. Number of shares issued/allotted under scheme during period:
Nil

6. Balance under scheme not yet issued/allotted at end of period:
143,706

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,330,642


1. Name of company
Acambis plc

2. Name of scheme
OraVax 1995 Stock Incentive Plan

3. Period of return: From 01 January 2005 to 30 June 2005

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
104,179

5. Number of shares issued/allotted under scheme during period:
Nil

6. Balance under scheme not yet issued/allotted at end of period:
104,179

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,330,642




Contact for queries:                  Elizabeth Brown

Address:                              Acambis plc, Peterhouse Technology
                                      Park, 100 Fulbourn Road, Cambridge CB1 9PT
Name of person making return:         Elizabeth Brown

Telephone:                            01223 275300

Position of person making return:     Company Secretary

Date of return:                       8 July 2005














                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 29 July 2005                            ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: Director of Communications